<u>Item 8. Exhibit</u>

Douglas K. Bratton, MonoLine Rx II, L.P., a Texas limited partnership, MonoLine Rx III, L.P., a Texas limited partnership, MonoLine Rx, L.P., a Texas limited partnership, MonoLine Partners, L.P., a Texas limited partnership, and MonoSol Rx Genpar, L.P., a Texas limited partnership.

This Schedule 13G is being filed on behalf of each of the Item 2 Persons pursuant to Rule 13d-1(d). Consistent with Item 2 of the cover page for each Reporting Person and Item 2(a) of this Schedule 13G, the Item 2 Persons neither affirm nor disclaim the existence of a group among them. The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof and in this exhibit.